

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2021

Jan D'Alvise
President, Chief Executive Officer and Director
Acasti Pharma Inc.
3009 boul. De la Concorde E., Suite 102
Laval, Quebec, Canada H7E 2B5

  Re: Acasti Pharma Inc.
    Registration Statement on Form S-4
    Filed July 1, 2021
    File No. 333-257589

Dear Ms. D'Alvise:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Joe McCann at (202) 551-6262 or Fredrick Philantrope at (202) 551-6875 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Jason Comerford